Exhibit 1

For Immediate Release	14 March 2018

WPP PLC (“WPP”)

EPSP 2013 – 17

•

WPP’s Executive Performance Share Plan (“EPSP”) is the performance-based, management incentive compensation plan designed to incentivise long-term performance and to focus on long-term retention and strategic priorities.

•	First five-year outcome under the EPSP which was designed following shareowner consultation and approved by shareowners in June 2013
•	Measures performance achievement equally across three key areas; earnings growth, capital effectiveness and share price growth using EPS growth, Return-on-Equity, Relative TSR metrics.
•	Relates to five-year performance period 2013-17 over which:
¡	Market capitalisation increased by 51.6% from £11.23bn to £17.03bn while the FTSE 100 rose by 30.3%
¡	£1,000 invested in WPP on 1 January 2013 increased to £1,510 by end of 2017 compared with £1,303 if invested in the FTSE 100
¡	EPS grew by 64.0% from 73.4p to 120.4p – a CAGR of 10.4%
¡	RoE averaged 15.8%
•	Share price weakness to date, post the 2013-17 performance period, has been reflected in the value received by executives in the current awards vesting and will be in future cycles of the EPSP.

Introduction

WPP’s EPSP was approved by shareowners in June 2013 and today’s announcement is the first five-year outcome under the EPSP. The arithmetic application of the EPSP metrics has resulted in a vesting of 72.8% of the maximum.

The outcome results in the vesting of 858,730 shares for Sir Martin Sorrell, CEO, which were valued at £10.0m at the vesting price of £11.655435 per share on 13 March 2018.

This covers a five-year performance period in which the FTSE 100 rose 30.3% while WPP’s shares rose 51.0%. £1,000 invested in WPP at the start of the period increased to £1,510 by the end of 2017 compared with £1,303 if invested in the FTSE 100. WPP’s market capitalisation increased by 51.6% to £17.03 billion ($23.0 billion). The decline in WPP’s share price since the end of the 2013-17 performance period has been reflected in the value received by executives in the current awards vesting and will be in future cycles of the EPSP.

Directors’ Interests

On 13 March 2018 Sir Martin Sorrell exercised his option to receive 858,730 shares which vested pursuant to his award granted under the EPSP in 2013. On 13 March 2018 Sir Martin Sorrell sold 401,771 of these shares to raise £4.68m to discharge the consequential tax liabilities.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 18,540,315 shares. Sir Martin Sorrell’s family interests and rights represent 1.463% of the issued share capital of WPP. Additionally the JMCMRJ Sorrell Foundation holds 4,575,936 WPP shares, representing 0.361% of WPP’s issued share capital.

On 13 March 2018 Mr Paul Richardson, CFO, exercised his option to receive the shares which vested pursuant to the award granted under the EPSP in 2013 in relation to 216,600 shares and sold all of these shares after exercise.

At today’s date Mr Paul Richardson’s beneficial holding is the equivalent of 1,068,240 shares (all being in WPP ADRs), representing 0.084% of WPP’s issued share capital.

For further information please contact:
Richard Oldworth, Buchanan	+44 (0)207 466 5000 or +44 (0)7710 130 634

Notes to Editors

•	The participants include the two Executive Directors as disclosed in this announcement and many of the senior executives responsible for some of the Group’s largest operating companies.
•	Over the performance period 2013-2017 share owner value has been created by:

Market capitalisation increasing by £5.8bn ($4.7bn)

Dividends of £2.772bn ($4.018bn) – representing 16.1% CAGR in dividend per share from 28.51p to 60.0p

Share buy-backs of £2.227bn ($3.277bn)

Key Financials 2013-17

	2012	2017	Increase (%)	CAGR (%)
Revenue (£’m)	10,373	15,265	47.2	8.0
Revenue less Pass-Through	9,515	13,140	38.1	6.7
Costs (£’m)
P.B.I.T (£’m)	1,531	2,267	48.1	8.2
Headline Diluted EPS (p)	73.4	120.4	64.0	10.4
Dividend (p)	28.51	60.0	110.5	16.1
Share Price (p)	888	1,341	51.0
Market Capitalisation (£’bn)	11.23	17.03	51.6